

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2010

Mr. David Burney
President
U.S. Precious Metals, Inc.
15122 Tealrise Way
Lithia, Florida 33547

      Re: **U.S. Precious Metals, Inc.**
              Form 8-K, Item 4.01
              Filed October 1, 2010
              File No. 0-50703

Dear Mr. Burney:

      We have reviewed your Item 4.01 Form 8-K for compliance with the form requirements and have the following comment.

      Please amend your report in accordance with our comment below. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

Form 8-K filed October 1, 2010

1.   You state that you have retained the firm of Robert G. Jeffrey, CPA as your new independent registered public accounting firm. However, we are unable to verify that this firm is properly registered with the Public Company Accounting Oversight Board (PCAOB). Please tell us how you have complied with the requirements to engage a firm registered with the PCAOB. You may wish to refer to the PCAOB's list of registered public accounting firms, which may be found at http://pcaobus.org/Registration/Firms/Documents/Registered_Firms.pdf.

      You should file an amendment to the Form 8-K in response to this comment on or before five business days from date of letter.

      If you have any questions, please call Sandy Eisen at (202) 551-3864, or me at (202) 551-3489.

                    Sincerely,

                    Brad Skinner
                    Senior Assistant Chief Accountant